PROMISSORY NOTE


$250,000.00                                               May 5, 1999


         For value received, Mitchell Blatt ("Maker") promises to pay to the order of Coinmach Corporation, a Delaware corporation (the "Company"), at its offices in Roslyn, New York, or such other place as designated in writing by the holder hereof, the aggregate principal sum of $250,000.00. Maker will pay the aggregate principal sum in one payment of $250,000.00 on or prior to the third anniversary date of the date hereof (or, if such date is not a business day, the next succeeding business day) and, on such date, Maker will pay interest accrued through such date at the rate specified below.

         Interest will accrue on the outstanding principal amount of this Note at the rate of 8% per annum and shall be payable at such time as the principal of this Note becomes due and payable.

         The amounts due under this Note are secured by a pledge of all of the Class A common stock, par value $.01 per share, held by Maker.

         In the event Maker fails to pay any amounts due hereunder when due, Maker shall pay to the holder hereof, in addition to such amounts due, all costs of collection, including reasonable attorneys fees and disbursements.

         Maker, or his successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the holder hereof may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Maker hereunder.

         This Note shall be governed by the internal laws, not the laws of conflicts, of the State of New York.



                                                        Mitchell Blatt